May 4, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Chris Dunham, Staff Attorney
	Re:	Origin Bancorp, Inc. Registration Statement on Form S-1 File No. 333-224225 Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Origin Bancorp, Inc. (the “Company”) that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-224225) be accelerated so that the Registration Statement will become effective at 3:00 P.M. Eastern Time on May 8, 2018, or as soon thereafter as practicable.
Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have distributed approximately 2,960 copies of the preliminary prospectus dated April 27, 2018, through the date hereof, to prospective underwriters, institutional investors, dealers and others.
The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.
[Remainder of Page Intentionally Left Blank; Signature Page Follows]

[Signature Page to Acceleration Request]

Very truly yours,

STEPHENS INC. RAYMOND JAMES & ASSOCIATES, INC.

By:	STEPHENS INC.

By:	/s/ Jay Brogdon
Name:	Jay Brogdon
Title:	Managing Director

By: RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Matthew H. Paramore
Name:	Matthew H. Paramore
Title:	Senior Vice President, Investment Banking

[Signature Page to Acceleration Request]